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                IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

BRICKELL PARTNERS,

                                      Plaintiff,
                                                               C.A. No. 16777NC
                   - against -
                                                               CLASS ACTION
                                                               COMPLAINT
F. JOSEPH BECRAFT, CHARLES K.
DEMPSTER, HARVEY J. PADEWER,
ROBERT K. GREEN, GARY L. DOWNEY,
ROBERT L. HOWELL, JON L. MOSLE,
JR., AQUILA GAS PIPELINE
CORPORATION, and UTILICORP
UNITED INC.,

                                      Defendants.


     Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Aquila Gas Pipeline Corporation ("Aquila" or the "Company") and who are similarly situated (the "Class"), for injunctive and other appropriate relief in connection with a proposal by UtiliCorp United Inc. ("UtiliCorp") to buy the remaining shares of Aquila that it does not already own. Utilicorp, through its subsidiary Aquila Energy Corporation, is the controlling shareholder of Aquila, owning approximately 82% of the Company's outstanding shares.

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                                    PARTIES

     2. Plaintiff is and, at all relevant times, has been the owner of shares of Aquila common stock.

     3. Aquila is a corporation duly organized and existing under the laws of the State of Delaware. The Company owns and operates natural gas pipelines and the sale of natural gas. Aquila had approximately 29,400,000 share of common stock outstanding. UtiliCorp owns approximately 24,108,000 shares of the Company's outstanding stock. Aquila stock trades on the New York Stock Exchange.

     4. Defendant F. Joseph Becraft is and at all relevant times hereto has been the President, Chief Executive Officer and a director of Aquila.

     5. Defendant Charles K. Dempster is and at all relevant times hereto has been the Chairman of Aquila's Board of Directors.

     6. Defendant Harvey J. Padewer is and at all relevant times has been the Vice Chairman of Aquila's Board of Directors. Mr. Padewer is a Senior Vice President of both UtiliCorp Power Services and UtiliCorp Energy Resources.

     7. Defendant Robert K. Green is and at all relevant times has been a director of Aquila. Mr. Green is also the President of UtiliCorp.

     8. Defendant Robert L. Howell is and at all relevant times hereto has been a director of Aquila. Mr. Howell is also a Senior Vice President of UtiliCorp.


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     9.   Defendants Gary L. Downey and Jon L. Mosle, Jr. are and at all
relevant times hereto have been directors of Aquila.

     10. Defendant UtiliCorp is a corporation duly organized and existing under the laws of the State of Delaware. UtiliCorp is the sole stockholder of Aquila Energy Corporation and the beneficial holder of stock representing approximately 82% of the economic interest in Aquila.

                           CLASS ACTION ALLEGATIONS

     11. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), who are and will be threatened with injury arising from defendants' actions as is described more fully below.

     12.  This action is properly maintainable as a class action.

     13. The Class is so numerous that joinder of all members is impracticable. There are hundreds of record and beneficial stockholders who belong to the Class.

     14. There are questions of law and fact common to the Class including, INTER ALIA, whether:

          a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and


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          b.  plaintiff and the other members of the Class would be
irreparably damaged by the wrongs complained of herein.

          c. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class.

          d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          e. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

     15. On November 12, 1998, UtiliCorp announced it intended to buy the publicly-traded shares of Aquila that it did not already own.


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     16.  UtiliCorp, which holds 82% of Aquila's outstanding stock, seeks to take Aquila private by squeezing out Aquila's public shareholders at a price which is wholly inadequate. Pursuant to the terms of the offer, UtiliCorp would pay $8.00 per share for each publicly held share of Aquila.

     17. Because of its control over the Board, UtiliCorp is in a position to, and in fact can, dictate the terms of the proposed transaction so that the Individual Defendants will ultimately have no choice but to accede to UtiliCorp's wishes. UtiliCorp is attempting to acquire the remainder of Aquila at less than fair value by taking advantage of the temporary downturn in the price of natural gas.

     18. In light of what has publicly been disclosed about Aquila's present business and future prospects, the proposed transaction is unfair, inadequate, and provides value to Aquila's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Aquila is materially greater than the consideration contemplated by the proposed transaction price, taking into account Aquila's asset value, its expected growth, and its revenues and cash flow and earnings power.

     19. The proposed transaction is wrongful, unfair, and harmful to Aquila public stockholders, and will deny Class members their right to share proportionately in the true value of Aquila's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of UtiliCorp.


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     20.  Defendants have violated their fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are note exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     21. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Aquila's assets and businesses.

     22. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and Utilicorp will succeed in its plan to exclude plaintiff and the Class from the fair proportionate share of Aquila's valuable assets and businesses, to the irreparable harm of the Class.

     23.  Plaintiff and the Class have no adequate remedy of law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

     B. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;


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     C.  in the event the transaction is consummated, rescinding it and setting it aside;

     D. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     E. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

     F.  granting such other and further relief as may be just and proper.

                                        ROSENTHAL MONHAIT GROSS
                                           & GODDESS, P.A.


                                        By: /s/ Illegible
                                            ----------------------------------
                                        Mellon Bank Center, Suite 1401
                                        919 Market Street
                                        Wilmington, Delaware 19899
                                        (302) 656-4433
                                        Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD
 HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400






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